CONSOLIDATED FINANCIAL STATEMENTS

For the years ended
December 31, 2015 and 2014

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Timmins Gold Corp.

We have audited the accompanying consolidated financial statements of Timmins Gold Corp., which comprise the consolidated statements of financial position as at December 31, 2015 and December 31, 2014, and the consolidated statements of (loss) earnings and total comprehensive (loss) income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Timmins Gold Corp. as at December 31, 2015 and December 31, 2014, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the Company incurred a net loss of $190.3 million during the year ended December 31, 2015 and as at December 31, 2015 has a working capital deficiency of $13.8 million. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern.

/s/ Deloitte LLP

Chartered Professional Accountants

March 16, 2016
Vancouver, Canada

TIMMINS GOLD CORP.
CONSOLIDATED STATEMENTS OF (LOSS) EARNINGS AND TOTAL COMPREHENSIVE (LOSS) INCOME
For the years ended December 31, 2015 and 2014
(In thousands of United States dollars, except share numbers and per share amounts)

	Note	2015	2014

Metal revenues	24	$109,192	$154,068

Cost of sales (including depreciation and depletion)	7a)	112,084	116,090

(Loss) earnings from mine operations		(2,892)	37,978

Corporate and administrative expenses	7b)	10,519	14,003
Impairment of mineral properties and other assets	6	228,367	1,808

(Loss) earnings from operations		(241,778)	22,167

Other income (expense), net		679	(131)
Finance expense	7c)	(599)	(1,894)
Loss on debenture renegotiation		(98)	-
Foreign exchange gain (loss)		1,227	(183)

(Loss) earnings before income taxes		(240,569)	19,959

Income taxes
Current tax expense	17	432	10,152
Deferred tax (recovery) expense	17	(50,690)	620
		(50,258)	10,772

(Loss) earnings and total comprehensive (loss) income for the year		$(190,311)	$9,187

Weighted average shares outstanding:
Basic	18	248,620,420	161,297,692
Diluted	18	248,620,420	162,005,161

(Loss) earnings per share:
Basic	18	$(0.77)	$0.06
Diluted	18	$(0.77)	$0.06

The accompanying notes are an integral part of these consolidated financial statements.

TIMMINS GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2015 and 2014
(In thousands of United States dollars)

	Note	2015	2014

OPERATING ACTIVITIES
(Loss) earnings before income taxes		$(240,569)	$19,959
Items not affecting cash:
Depletion and depreciation	7a)	16,542	18,565
Impairment of mineral properties and other assets	6	228,367	1,808
Finance expense	7c)	599	1,894
Share-based payments	16b)	1,573	1,411
Loss on debenture renegotiation		98	-
Unrealized foreign exchange gain		(1,499)	(2,008)
		5,111	41,629
Changes in non-cash working capital items:
Trade and other receivables		6,746	(4,768)
Inventories		420	(2,877)
Advances and prepaid expenses		93	263
Trade payables and accrued liabilities		920	(1,193)
Cash provided by operating activities		13,290	33,054

INVESTING ACTIVITIES
Expenditures on mineral properties, plant and equipment, exploration and evaluation	10	(31,989)	(36,293)
Acquisition of Newstrike, net of cash acquired	5a)	258	-
Acquisition of Caballo Blanco	5b)	-	(10,820)
Cash used in investing activities		(31,731)	(47,113)

FINANCING ACTIVITIES
Interest paid	7c)	(1,044)	(1,319)
Proceeds from equity financing, net of transaction costs	16a)	4,616	24,184
Repayment of principal on loan facility	13	-	(4,515)
Issuance of shares on exercise of share options and warrants	16a)	-	423
Cash provided by financing activities		3,572	18,773

Effects of exchange rate changes on the balance of cash held in foreign currencies		(584)	(538)

(Decrease) increase in cash and cash equivalents		(15,453)	4,176
Cash and cash equivalents, beginning of year		26,952	22,776
Cash and cash equivalents including restricted cash, end of year		$11,499	$26,952

Supplemental disclosure with respect to cash flows (note 19)

The accompanying notes are an integral part of these consolidated financial statements.

TIMMINS GOLD CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands of United States dollars)

		December 31,	December 31,
	Note	2015	2014

ASSETS
Current
Cash and cash equivalents		$9,183	$26,952
Restricted cash	10	2,316	-
Trade and other receivables	8	10,876	15,423
Inventories	9	8,904	46,693
Advances and prepaid expenses		856	728
Total current assets		32,135	89,796

Mineral properties, plant and equipment, exploration and evaluation	10	120,702	215,973
Non-current unprocessed ore stockpile	9	-	6,178
Total assets		$152,837	$311,947

LIABILITIES
Current
Trade payables and accrued liabilities	11	$32,451	$25,520
Loan facility	13	10,019	11,070
Debenture	14	1,480	-
Other provisions		1,113	-
Current portion of equipment financing	10	851	1,134
Total current liabilities		45,914	37,724

Deferred tax liabilities	17d)	1,305	51,996
Long-term equipment financing	10	378	945
Provision for site reclamation and closure	12	3,981	1,865
Provision for contingent payment	5b), 23	4,515	4,535
Warrant liability	15	282	-
Other provisions		-	1,105
Total liabilities		56,375	98,170

EQUITY
Issued capital	16	198,649	128,735
Share-based payment reserve		17,480	14,398
(Deficit) retained earnings		(119,667)	70,644
Total equity		96,462	213,777
Total liabilities and equity		$152,837	$311,947

Commitments and contingencies (note 23)
Events after the reporting period (note 25)

Approved by the Directors

“Mark Backens”	Director	“Paula Rogers”	Director

The accompanying notes are an integral part of these consolidated financial statements.

TIMMINS GOLD CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands of United States dollars, except share numbers)

				Share-
		Number of		based	(Deficit )
		common	Issued	payment	Retained	Total
		shares	capital	reserve	earnings	equity
Balance at January 1, 2015	Note	179,877,379	$128,735	$14,398	$70,644	$213,777
Loss and total comprehensive loss for the year		-	-	-	(190,311)	(190,311)
Share-based payments	16	-	-	1,573	-	1,573
Issued to acquire Newstrike Capital Inc.	5a)
Shares, net of share issuance costs		105,108,103	63,820	-	-	63,820
Share options		-	-	1,509	-	1,509
Shares issued for private placement	10, 16	20,000,000	3,729	-	-	3,729
Shares issued for plant acquisition	10, 16	10,000,000	2,291	-	-	2,291
Shares issued for debenture interest	14, 16	346,708	74	-	-	74
Balance at December 31, 2015		315,332,190	$198,649	$17,480	$(119,667)	$96,462

Balance at January 1, 2014			144,159,045	$89,653	$13,242	$61,457	$164,352
Earnings and total comprehensive income for the year			-	-	-	9,187	9,187
Share-based payments	16		-	-	1,411	-	1,411
Shares issued on exercise of share options	16		433,334	423	-	-	423
Reclassification of grant date fair value on exercise of share options			-	255	(255)	-	-
Shares issued for financing costs	13, 16		300,000	407	-	-	407
Shares issued for cash equity financing	16		18,920,000	24,184	-	-	24,184
Shares issued to acquire Caballo Blanco	5b	)	16,065,000	13,813	-	-	13,813
Balance at December 31, 2014			179,877,379	$128,735	$14,398	$70,644	$213,777

The accompanying notes are an integral part of these consolidated financial statements.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(In thousands of United States dollars, except where noted)

1.	NATURE OF OPERATIONS

Timmins Gold Corp. (“the Company”) was incorporated on March 17, 2005 under the laws of the Province of British Columbia, Canada. The Company is in the business of acquiring, exploring, developing and operating mineral resource properties in Mexico, through its wholly-owned subsidiaries, Timmins Goldcorp Mexico, S.A. de C.V. and Molimentales del Noroeste, S.A. de C.V. (“MdN”) (collectively “the subsidiaries”). MdN owns the San Francisco Mine in Sonora, Mexico. MdN also owns the Caballo Blanco Property, an exploration and evaluation asset in Veracruz, Mexico, acquired on December 23, 2014. On May 26, 2015, Timmins acquired all the outstanding common shares of Newstrike Capital Inc. (“Newstrike”) (note 5(a)). Through this acquisition, Timmins acquired Newstrike’s wholly owned subsidiary Minera Aurea, S.A de C.V. which holds a 100% interest in the Ana Paula Property, an exploration and evaluation asset in Guerrero, Mexico. The Company is listed for trading on the Toronto Stock Exchange under the symbol TMM and the New York Stock Exchange MKT under the symbol TGD. The registered office of the Company is located at Suite 1900 - 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1.

For properties other than the producing San Francisco Mine, the Company is in the process of mineral exploration and has yet to determine whether these properties contain reserves that are economically recoverable. The recoverability of the amount shown for these exploration properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary permits and financing to complete development, and upon future profitable production or proceeds from the disposition of the mineral properties.

The Company’s operations generated a loss of $190,311 for the year ended December 31, 2015 (December 31, 2014 - earnings of $9,187), and $13,290 cash from operating activities for the same period (December 31, 2014 - $33,054). At December 31, 2015, the Company had a working capital deficiency of $13,779 (December 31, 2014 - working capital excess of $52,072) and an accumulated deficit of $119,667 (December 31, 2014 - retained earnings of $70,644). The Company’s current liabilities include a $1,480 debenture and a $10,019 loan facility which are repayable on May 31, 2016 and June 30, 2016, respectively. The Company is seeking opportunities to obtain funding to repay these liabilities as they come due and restructure the Company’s capital structure.

These consolidated financial statements are prepared on the basis that the Company will be successful in these efforts and continue as a going concern. The Company’s ability to continue as a going concern and recover investment in property, plant, and equipment and mineral properties is dependent on its ability to generate positive cash flows and obtain additional financing in order to meet its planned business objectives. However, there can be no assurance that the Company will obtain additional financial resources, return to profitability or generate positive cash flows. If the Company is unable to generate positive cash flows or obtain adequate financing, the Company will need to further curtail operations and exploration activities. These conditions and matters indicate the existence of material uncertainties that cast significant doubt about the Company’s ability to continue as a going concern. Failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

2.	BASIS OF PREPARATION

a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

These consolidated financial statements were approved by the Board of Directors and authorized for issue on March 16, 2016.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(In thousands of United States dollars, except where noted)

2.	BASIS OF PREPARATION (Continued)

b)	Basis of measurement

The consolidated financial statements have been prepared using the historical cost basis specified by IFRS for each type of asset, liability, income and expense as set out in the accounting policies below, except for certain financial assets and liabilities which are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting.

c)	Functional currency and presentation currency

The consolidated financial statements are presented in thousands of United States (“US”) dollars, except as otherwise noted, which is the functional currency of the Company and each of the Company’s subsidiaries. References to C$ are to Canadian dollars, which are also stated in thousands.

d)	Judgements

The critical judgements that the Company’s management has made in the application of the accounting policies presented in note 3 that have the most significant effect on the amounts recognized in these consolidated financial statements are as follows:

i.	Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates; the Company has determined the functional currency of each entity to be the US dollar. Such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment.

ii.	Business combination versus asset acquisition

The Company considered the applicability of IFRS 3 - Business Combinations (“IFRS 3”) with respect to the acquisitions of Newstrike and Caballo Blanco (note 5). IFRS 3 defines a business as having a system where inputs enter a process to produce outputs. The Company has determined that Newstrike and Caballo Blanco do not meet the criteria for a business based on the indicators outlined by IFRS. As such, the Company has determined that the acquisitions of Newstrike and Caballo Blanco are not business combinations and accordingly they have been accounted for as asset acquisitions.

iii.	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized as exploration and evaluation (note 10) have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit which may include geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(In thousands of United States dollars, except where noted)

2.	BASIS OF PREPARATION (Continued)

e)	Significant estimates and assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates based on assumptions about future events that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively in the period in which the estimate is revised.

Areas that require significant estimates and assumptions as the basis for determining the stated amounts include, but are not limited to, the following:

i.	Impairments (note 6)

The Company assesses its mineral properties, plant and equipment assets and exploration and evaluation properties each reporting period to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs of disposal and value in use.

In determining the recoverable amounts of the Company’s mineral properties and plant and equipment assets, management makes estimates of the discounted future cash flows expected to be derived from the Company’s mining properties, costs of disposal the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in an impairment of the carrying amounts of the Company’s property, plant and equipment and/or mining interests.

ii.	Mineral reserves

Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study.

The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons.

The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgements to interpret the data.

The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgements made in estimating the recovery rate, size and grade of the ore body.

Changes in the proven and probable reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of mineral properties, exploration and evaluation properties and plant and equipment (note 10), site reclamation and closure provisions (note 12), recognition of deferred tax amounts (note 17) and depreciation and depletion (note 10).

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(In thousands of United States dollars, except where noted)

2.	BASIS OF PREPARATION (Continued)

iii.	Depreciation and depletion (note 10)

Plants and other facilities used directly in mining activities are depreciated using the units-of-production (“UOP”) method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves. Mobile and other equipment are depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment to the extent that the useful life does not exceed the related estimated life of the mine based on proven and probable reserves.

The calculation of the UOP rate, and therefore the annual depreciation and depletion expense could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual recovery rates and costs of mining and differences in gold price used in the estimation of mineral reserves.

Significant judgement is involved in the estimation of useful life and residual values for the computation of depreciation and depletion and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

iv.	Deferred stripping costs (note 10)

In determining whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the mining property (“life of mine strip ratio”). Changes in estimated life of mine strip ratios can result in a change to the future capitalization of stripping costs incurred.

v.	Inventories (note 9)

Expenditures incurred, and depreciation and depletion of assets used in mining and processing activities are deferred and accumulated as the cost of ore in stockpiles, ore in process and finished metal inventory. These deferred amounts are carried at the lower of average cost or net realizable value (“NRV”) and are subject to significant measurement uncertainty.

Write-downs of ore in stockpiles, ore in process, and finished metal inventory resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Costs are attributed to the ore in process based on current mining costs, including applicable depreciation and depletion relating to mining operations incurred up to the point of placing the ore on the leach pad. Costs are removed from ore in process based on the average cost per estimated recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates.

The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a leach pad will not be known until the leaching process is completed.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(In thousands of United States dollars, except where noted)

2.	BASIS OF PREPARATION (Continued)

The allocation of costs to ore in stockpiles, ore in process, and finished metal inventory and the determination of NRV involve the use of estimates. There is a high degree of judgement in estimating future costs, future production level, gold prices, and the ultimate estimated recovery for ore in process. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

vi.	Provision for site reclamation and closure (note 12)

Site reclamation and closure provisions are recognized in the period in which they arise and are stated as the present value of estimated future costs. These estimates require extensive judgement about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices. In view of uncertainties concerning environmental rehabilitation, the ultimate costs could be materially different from the amounts estimated.

It is possible that the Company’s estimate of the site reclamation and closure liability could change as a result of change in regulations, the extent of environmental remediation required, the means and technology of reclamation activities or cost estimates. Any such changes could materially impact the estimated provision for site reclamation and closure. Changes in estimates are accounted for prospectively from the period the estimate is revised.

vii.	Deferred taxes (note 17)

The Company’s provision for income taxes is estimated based on the expected annual effective tax rate. The current and deferred components of income taxes are estimated based on forecasted movements in temporary differences. Changes to the expected annual effective tax rate and differences between the actual and expected effective tax rate and between actual and forecasted movements in temporary differences will result in adjustments to the Company’s provision for income taxes in the period changes are made and/or differences are identified.

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles.

The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

viii.	Share-based payments (note 16)

Share-based payments are measured at fair value. Options and warrants are measured using the Black-Scholes option pricing model based on estimated fair values of all share-based awards at the date of grant and are expensed to earnings or loss from operations over each award’s vesting period. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(In thousands of United States dollars, except where noted)

2.	BASIS OF PREPARATION (Continued)

ix.	Contingencies (note 23)

Due to the nature of the Company’s operations, various legal and tax matters can arise from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements for the period in which such changes occur.

3.	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in the preparation of these consolidated financial statements are as follows:

a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries disclosed in note 1. All inter-company balances, transactions, revenues and expenses have been eliminated on consolidation.

Control exists where the parent entity is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Subsidiaries are included in the consolidated financial statements from the date control commences until the date control ceases.

b)	Foreign currency translation

In preparing the financial statements of each individual group entity, transactions in currencies other than the entity's functional currency (“foreign currencies”) are translated at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing at that date. Exchange gains and losses are recognized on a net basis in earnings or loss from operations for the period.

c)	Cash and cash equivalents and restricted cash

Cash and cash equivalents and restricted cash in the statements of financial position are comprised of cash and highly liquid investments having maturity dates of three months or less from the date of purchase, which are readily convertible into known amounts of cash.

d)	Revenue recognition

Metal revenues are earned from the sale of refined metal (primarily gold and silver by-product) and are recognized when significant risks and rewards of ownership have passed to the buyer, it is probable that economic benefits associated with the transaction will flow to the Company, the sale price can be measured reliably, the Company has no significant continuing involvement, and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Metal revenues are subject to adjustment upon final settlement based upon metal prices, weights and assays. These adjustments are recorded within metal revenues.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(In thousands of United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

e)	Inventories

The Company predominantly produces gold and silver by-product. Inventories consist of unprocessed ore stockpile, ore in process, finished metal inventory (doré), and operational supplies. Doré represents a bar containing predominantly gold by value which must be refined into its saleable metals.

These inventories are valued at the lower of cost and NRV after consideration of additional processing, refining and transportation costs. NRV represents the estimated future sales price of the product based on prevailing and long-term metals prices, less the estimated costs to complete production and bring the product to saleable form.

Write-downs of inventory are recognized in earnings or loss from operations as incurred. The Company reverses write- downs in the event that there is a subsequent increase in NRV.

i.	Unprocessed ore stockpile

This represents ore that has been mined and is available for further processing. The NRV of the unprocessed ore stockpile is measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys.

Costs are allocated to the stockpile based on the current mining cost per tonne incurred up to the point of stockpiling the ore, including applicable overhead and depletion and depreciation relating to mining operations, and are removed at the average cost per ounce. As the unprocessed ore stockpile is not expected to be processed under current economic conditions it was fully impaired during the year ended December 31, 2015 (note 6).

ii.	Ore in process

The recovery of gold and silver from the ore is achieved through heap leaching processes. Costs are added to ore on leach pads based on current mining and processing costs, including applicable overhead, depletion and depreciation relating to mining operations. Costs are removed from ore on leach pads as ounces are recovered, based on the average cost per ounce of recoverable gold in ore in process inventory.

iii.	Finished metal inventory

Finished metal inventory consists of doré bars containing gold and silver.

iv.	Supplies

Supplies include consumables used in operations such as fuel, grinding material, chemicals, and spare parts. NRV is estimated as replacement cost.

Major spare parts and standby equipment are included in plant and equipment when they are expected to be used during more than one period and if they can only be used in connection with an item of plant and equipment.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(In thousands of United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

f)	Mineral properties, plant and equipment, exploration and evaluation

i.	Mineral property development costs

Mineral property development costs, including reclassified mineral property acquisition costs and capitalized exploration and evaluation costs, are stated at cost less accumulated depreciation and accumulated impairment losses. Costs associated with the commissioning of new assets, net of incidental revenues, are capitalized as mineral property costs in the period before they are operating in the manner intended by management.

The Company capitalizes the cost of acquiring, maintaining, exploring, and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value.

Costs of producing properties are amortized using the UOP method based on estimated proven and probable reserves forecast to be extracted over the life of the mine and the costs of abandoned properties are written off in the period in which that decision is made by management.

The Company capitalizes the costs of developing mineral properties that are currently in production until such time that management can conclude the existence of additional proven and probable reserves resulting from the development activities. Upon determination of the additional proven and probable ounces, the development costs are amortized using the UOP method based on the total proven and probable reserves (previous remaining reserves plus new reserves).

Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in earnings or loss as incurred. Write-offs due to impairment in value are charged to earnings or loss as incurred.

In open pit mining operations, it is necessary to remove overburden and other waste in order to access the ore body. Stripping costs incurred prior to commercial production are capitalized and deferred as part of the cost of constructing the mine.

Mining costs associated with stripping activities during the production phase of a mine are variable production costs that are included in the costs of the inventory during the period that the stripping costs are incurred, unless the stripping activity can be shown to represent future benefits to the mineral property, in which case stripping costs are capitalized.

Future benefits to the mineral property are demonstrated when stripping activity results in either immediate usable ore to produce finished gold doré bar inventory or improved access to sources of gold reserves that will be produced in future periods that would otherwise not have been accessible. Stripping activity occurs on separately identifiable components of the open pit and the amount capitalized is calculated by multiplying the tonnes removed for stripping purposes from each identifiable component during the period by the mining cost per tonne.

The Company previously included stripping costs in its production costs using a strip ratio based on tonnes of material removed compared to the estimated strip ratio per each separately identifiable component. Periods where the actual strip ratio for the identifiable component exceeded the average life of mine strip ratio for that component resulted in deferral of the excess stripping costs as an asset recorded within mineral properties (note 10). Commencing on October 1, 2015, all stripping costs are included in production costs.

ii.	Plant and equipment

Plant and equipment is measured at cost less accumulated depreciation and impairment losses. Cost includes the purchase price, any costs directly attributable to bringing plant and equipment to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated site reclamation and closure costs associated with removing the asset, and, where applicable, borrowing costs.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(In thousands of United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Upon sale or abandonment of any plant and equipment, the cost and related accumulated depreciation and impairment losses are written off and any gains or losses thereon are recognized in earnings or loss for the period. When the parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (major components) of plant and equipment.

The cost of replacing or overhauling a component of an item of plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced component is derecognized. Maintenance and repairs of a routine nature are charged to earnings or loss as incurred.

iii.	Exploration and evaluation costs

Acquisition costs for exploration and evaluation stage properties are capitalized. Exploration and evaluation expenditures incurred on a mineral property are capitalized where management determines there is sufficient evidence that the expenditure will result in a future economic benefit to the Company. All other exploration and evaluation expenditures are expensed as incurred.

Exploration and evaluation expenditures comprise costs that are directly attributable to:

•	researching and analyzing existing exploration data;
•	conducting geological studies, exploratory drilling and sampling;
•	examining and testing extraction and treatment methods; and
•	activities in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource.

Subsequent to completion of a positive economic analysis on a mineral property, capitalized acquisition costs and exploration and evaluation expenditures are reclassified to mineral properties. The Company is in the process of exploring and developing many of its exploration and evaluation properties and has not yet determined the amount of reserves available.

Management reviews the carrying value of mineral properties at each reporting date and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property, or from the sale of the property. Amounts shown for properties represent costs incurred net of impairments and recoveries.

iv.	Depletion and depreciation

Mineral property costs, including deferred stripping costs, are depreciated when commercial production begins using the UOP method based on estimated proven and probable reserves.

Plant and equipment, including major components, are depreciated using the following depreciation methods and rates for the nine months ended September 30, 2015 and the year ended December 31, 2014:

Computer equipment	30% straight line method
Leasehold improvements	20% straight line method
Office furniture and equipment	10% straight line method
Vehicles	25% straight line method
Mine equipment and buildings	UOP method
Plant and equipment	UOP method

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(In thousands of United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Effective October 1, 2015, as a result of the impairment (note 6), the expected life of plant and equipment at the San Francisco Mine was revised to align to the updated mine plan the associated depreciation rates were updated as follows, there were no changes in the depreciation method:

Computer equipment	33% straight line method
Leasehold improvements	33% straight line method
Office furniture and equipment	33% straight line method
Vehicles	33% straight line method
Mine equipment and buildings	UOP method
Plant and equipment	UOP method

Depreciation commences on the date the asset is available for use.

g)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation.

Constructive obligations are obligations that derive from the Company’s actions where:

•

by an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and

•	as a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provisions are reduced by actual expenditures for which the provision was originally recognized. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The accretion of the discount is charged to earnings or loss for the period.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(In thousands of United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

i.	Provision for site reclamation and closure

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company records the fair value of a provision for site reclamation and closure as a liability in the period in which it incurred a legal or constructive obligation associated with the reclamation of the mine site and the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets.

The obligation is measured initially at present value based on estimated future cash flows derived using internal information and third party reports. The estimated cost is capitalized and included in the carrying value of the related mineral properties and is depreciated using either the straight-line method or UOP method, as appropriate.

The provision is initially discounted using a current market-based pre-tax discount rate and subsequently increased for the unwinding of the discount. The unwinding of the discount is charged to earnings or loss for the period.

At each reporting date, the Company reviews its provision for site reclamation and closure to reflect the current best estimate. The provision for site reclamation and closure is adjusted for changes in factors such as the amount or timing of the expected underlying cash flows, or the market-based pre-tax discount rate, with the offsetting amount recorded to the site reclamation and closure asset included in mineral properties which arises at the time of establishing the provision. The site reclamation and closure asset is depreciated on the same basis as the related asset.

ii.	Provision for contingent payment

The Company’s acquisition of Caballo Blanco includes a contingent payment of $5,000, if in the five years from the acquisition date of December 23, 2014, Caballo Blanco receives approval for its environmental permit or the Company undergoes a change of control. The Company currently estimates the permitting requirements will be met during the year ended December 31, 2017.

The obligation was measured initially at present value based on estimated future cash flows discounted at a market based pre-tax discount rate. The estimated cost was capitalized and included in the carrying value of the related exploration and evaluation mineral properties.

The provision was initially and subsequently increased for the unwinding of the discount over management’s estimated period of two years. The unwinding of the discount is charged to earnings or loss for the period.

It is possible that the Company’s estimate of the contingent payment liability could change as a result of change in the timing that mining permits are acquired or if the Company undergoes a change of control within the next four years or earlier. Any such changes could materially impact the estimated provision for contingent payment. Changes in estimates are accounted for prospectively from the period the estimate is revised and recorded in the consolidated statement of (loss) earnings and total comprehensive (loss) income.

h)	Share-based payments

Certain employees and directors of the Company receive a portion of their remuneration in the form of share options. The fair value of the share options, determined at the date of the grant, is charged to earnings or loss, with an offsetting credit to share-based payment reserve, over the vesting period. If and when the share options are exercised, the applicable original amounts of share-based payment reserve are transferred to issued capital.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(In thousands of United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

The fair value of a share-based payment is determined at the date of the grant. The estimated fair value of share options is measured using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of subjective assumptions, including the expected term of the option and share price volatility. The expected term of options granted is determined based on historical data on the average hold period before exercise, expiry or cancellation. Expected volatility is estimated with reference to the historical volatility of the share price of the Company.

These estimates involve inherent uncertainties and the application of management’s judgement. The costs of share-based payments are recognized over the vesting period of the option. The total amount recognized as an expense is adjusted to reflect the number of options expected to vest at each reporting date. At each reporting date prior to vesting, the cumulative compensation expense representing the extent to which the vesting period has passed and management’s best estimate of the share options that are ultimately expected to vest is computed. The movement in cumulative expense is recognized in earnings or loss with a corresponding entry to share-based payment reserve.

Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined that the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.

No expense is recognized for share options that do not ultimately vest. Charges for share options that are forfeited before vesting are reversed from share-based payment reserve and credited to earnings or loss. For those share options that expire unexercised after vesting, the recorded value remains in share-based payment reserve.

i)	Warrant liability

Share purchase warrants are classified as a warrant liability under the principles of IAS 39 - Financial Instruments: Recognition and Measurement. As the exercise price of the share purchase warrant is fixed in Canadian dollars (C$) and the functional currency of the Company is the US dollar, the share purchase warrants are considered a derivative liability in accordance with IAS 32 - Financial Instruments: Presentation as a variable amount of cash in the Company’s functional currency will be received upon exercise.

These types of share purchase warrants are recognized at fair value using the Black-Scholes option pricing model at the date of issue. Share purchase warrants are initially recorded as a liability at fair value with any subsequent changes in fair value recognized in earnings or loss as finance expense.

Upon exercise of the share purchase warrants with exercise prices in a currency other than the Company’s functional currency, the share purchase warrants are revalued at the date of exercise and the total fair value of the exercised share purchase warrants is reallocated to equity. The proceeds generated from the payment of the exercise price are also allocated to equity.

j)	Issued capital

Common shares are classified as issued capital. Costs directly attributable to the issue of common shares are recognized as a deduction from issued capital, net of any tax effects.

k)	Financial assets

Financial assets, other than derivatives which are part of effective hedging arrangements, are classified as held to maturity, available-for-sale, loans and receivables or fair value through earnings or loss (“FVTPL”).

Financial assets classified as available-for-sale are measured initially at fair value plus transaction costs and subsequently at fair value with unrealized gains and losses recognized in other comprehensive income except for financial assets that are considered to be impaired, in which case the impairment loss is charged to earnings or loss. The Company has not classified any assets as available-for-sale for any period presented.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(In thousands of United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial assets classified as loans and receivables are measured initially at fair value plus transaction costs and subsequently at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset and allocating the interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial asset, or, where appropriate, a shorter period. The Company’s cash and cash equivalents, restricted cash, and trade and other receivables are classified as loans and receivables.

Financial assets classified as FVTPL are measured on initial recognition and subsequently at fair value with unrealized gains and losses recognized in earnings or loss. Transaction costs are expensed for assets classified as FVTPL. The Company has not classified any assets as FVTPL for any period presented.

l)	Financial liabilities

Financial liabilities, which are trade payables and accrued liabilities, vendor loan, equipment financing, and loan facility are initially recognized at fair value less directly attributable transaction costs. Subsequently, financial liabilities are measured at amortized cost using the effective interest method.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon recognition as FVTPL. Fair value changes on these liabilities are recognized in earnings or loss.

m)	Impairment

i.	Impairment of financial assets

At each reporting date, the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets, other than financial assets classified as FVTPL, is impaired. A financial asset or a group of financial assets is impaired if there is objective evidence that the estimated future cash flows of the financial asset or the group of financial assets have been negatively impacted, and the impact can be reliably measured.

Objective evidence of impairment could include the following:

•	significant financial difficulty of the issuer or counterparty;
•	default or delinquency in interest or principal payments; or
•	it has become probable that the borrower will enter bankruptcy or financial reorganization.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in earnings or loss and reflected in an allowance account against trade and other receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount.

With the exception of available-for-sale equity instruments, if, in a subsequent period, the amount of the impairment loss decreases, the previously recognized impairment loss is reversed through earnings or loss to the extent that the carrying amount of the impaired financial asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect to available-for-sale equity instruments, impairment losses previously recognized in earnings or loss are not reversed through earnings or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(In thousands of United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

ii.	Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets to determine whether there are any indications of impairment. If any such indication exists such as decreases in metal prices, an increase in operating costs, a decrease in mineable reserves or a change in foreign exchange rate, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. In determining the recoverable amount, the Company also considers the net carrying amount of the asset, the ongoing costs required to maintain and operate the asset, and the use, value and condition of the asset.

Where the asset does not generate cash inflows that are independent with other assets, the Company estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. This generally results in the Company evaluating its non-financial assets on a property by property basis.

The recoverable amount is determined as the higher of fair value less costs of disposal and the asset’s value in use. Fair value is determined with reference to discounted estimated future cash flow analysis or to recent transactions involving dispositions of similar properties. In assessing value in use, the estimated future cash flows are discounted to their present value.

The pre-tax discount rate applied to the estimated future cash flows measured on a value in use basis reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized as a charge to earnings or loss. Non-financial assets that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstance indicate that the impairment may have reversed.

Where an impairment subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but only so that the increased carrying amount does not exceed the carrying amount that would have been determined (net of depletion and depreciation) had no impairment loss been recognized for the asset or CGU in prior periods. A reversal of impairment is recognized as a gain in earnings or loss.

n)	Taxes

i.	Current tax expense

Current tax is the expected tax payable or receivable on the taxable earnings or loss for the period.

Current tax for each taxable entity in the Company is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the reporting date, and includes adjustments to tax payable or recoverable in respect of previous periods.

ii.	Deferred tax expense

Deferred tax is accounted for using the liability method, providing for the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their respective tax bases.

Deferred tax liabilities are recognized for all taxable temporary differences except where the deferred tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting earnings nor taxable earnings or loss.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(In thousands of United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred tax assets are recognized for all deductible temporary differences, carry forwards of unused tax losses and tax credits, to the extent that it is probable that taxable earnings will be available against which the deductible temporary differences, and the carry forward of unused tax losses can be utilized, except where the deferred tax asset related to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting earnings nor taxable earnings or loss.

The carrying amounts of deferred tax assets are reviewed at each reporting date and are adjusted to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be utilized. To the extent that an asset not previously recognized fulfills the criteria for recognition, a deferred tax asset is recorded.

Deferred tax is measured on an undiscounted basis using the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on tax rates and tax laws enacted or substantially enacted at the reporting date. Current and deferred tax relating to items recognized directly in equity are recognized in equity and not in earnings or loss.

iii.	Mining taxes and royalties

Mining taxes and certain royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is calculated by reference to a form of net income after adjustment for items comprising temporary differences.

o)	(Loss) earnings from mine operations

(Loss) earnings from mine operations is calculated by subtracting the cost of sales, which includes production costs and depletion and depreciation, from the Company’s metal revenues.

p)	(Loss) earnings from operations

(Loss) earnings from operations is calculated by subtracting other operational expenses from the Company’s earnings from mine operations. Other operational expenses are those that are not directly attributable to the production of inventory and include corporate and administrative expenses and any impairment of assets incurred during the period.

q)	(Loss) earnings per share

Basic (loss) earnings per share (“EPS”) is calculated by dividing the earnings and total comprehensive income of the Company by the basic weighted average number of common shares outstanding during the period. For purposes of calculating diluted EPS, the proceeds from the potential exercise of dilutive share options and share purchase warrants with exercise prices that are below the average market price of the underlying shares are assumed to be used in purchasing the Company’s common shares at their average market price for the period.

Share options and share purchase warrants are included in the calculation of diluted EPS only to the extent that the market price of the common shares exceeds the exercise price of the share options or share purchase warrants except where such conversion would be anti-dilutive.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(In thousands of United States dollars, except where noted)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

r)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Qualifying assets include the cost of developing mineral properties and constructing new facilities.

Borrowing costs are capitalized at the rate of interest applicable to the specific borrowings financing the assets under construction, or, where financed through general borrowings, at a capitalization rate representing the weighted average interest rate on such borrowings. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in earnings or loss in the period in which they are incurred.

s)	Operating segments

The Company has determined that it operates through one reportable operating segment, being the acquisition, exploration, and development of mineral properties located in Mexico. Reporting is prepared on a geographic and consolidated basis as determined by the requirements of the Chief Executive Officer as the chief operating decision maker for the Company. The Company does not treat the production of gold and silver by-product as separate operating segments as they are the output of the same production process and only become separately identifiable as finished goods and are not reported separately from a management perspective.

4.	RECENT ACCOUNTING PRONOUNCEMENTS

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee (“IFRIC”) that are mandatory for accounting periods after December 31, 2015. Pronouncements that are not applicable to the Company have been excluded from this note.

The following pronouncements have been issued but are not yet effective:

a)	IFRS 9 - Financial Instruments - In July 2014, the IASB issued the final version of IFRS 9 - Financial Instruments

("IFRS 9") to replace IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

b)

IFRS 15 - Revenue from Contracts with Customers - In May 2014, the IASB issued IFRS 15 - Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 - Construction Contracts, IAS 18 - Revenue, IFRIC 13 - Customer Loyalty Programmes, IFRIC 15 - Agreements for the Construction of Real Estate, IFRIC 18 - Transfers of Assets from Customers, and SIC 31 - Revenue - Barter Transactions Involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is currently mandatory for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

c)

IFRS 16 - Leases - In January 2016, the IASB published a new accounting standard, IFRS 16 - Leases ("IFRS 16") which supersedes IAS 17 - Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15, has also been applied. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(In thousands of United States dollars, except where noted)

5.	ACQUISITIONS

a)	Acquisition of Newstrike

On May 26, 2015 (“Closing Date”), the Company acquired all of the outstanding common shares of Newstrike exchanging 0.90 of the Company’s shares (the “Exchange ratio”) and cash consideration of C$0.0001 for each common share of Newstrike. This resulted in 105,108,103 common shares of the Company being issued and C$12 ($9) cash being paid to the former shareholders of Newstrike.

In addition to the 105,108,103 common shares, each Newstrike share option which gave the holder the right to acquire common shares of Newstrike, was exchanged for a share option which gave the holder the right to acquire common shares in the Company on the same basis as the Exchange ratio (the “Replacement Options”). The exercise price of the Replacement Options was determined by dividing the exercise price of the Newstrike share option by the Exchange ratio.

The 5,962,500 Replacement Options issued have been included in the purchase price at their fair value (weighed average grant date fair value per Replacement Option was $0.25) based on the Black-Scholes pricing model using the following weighted average assumptions:

Risk-free interest rate	1.0%
Expected life of options	0.4 - 6.2 years
Annualized volatility	62.0 - 64.0%
Forfeiture rate	2.2%
Dividend rate	0.0%

The acquisition has been accounted for by the Company as a purchase of assets and assumption of liabilities. The acquisition did not qualify as a business combination under IFRS 3 - Business Combinations, as the significant inputs, processes and outputs, that together constitute a business, do not currently exist. The primary asset of Newstrike was the Ana Paula Project in Guerrero, Mexico, an exploration and evaluation stage gold property.

The total consideration was allocated to the assets acquired and liabilities based on their relative fair values on the Closing Date as follows:

Purchase price
Fair value of common shares issued, net of share issuance costs	$63,820
Fair value of share options issued	1,509
Cash	9
Transaction costs	1,863
Total consideration	$67,201
Purchase price allocation
Cash and cash equivalents	$786
Trade and other receivables	2,382
Advances and prepaid expenses	221
Plant and equipment	45
Mineral properties and exploration and evaluation assets	67,088
Accounts payable and accrued liabilities	(1,689)
Debenture	(1,632)
Net assets acquired	$67,201

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(In thousands of United States dollars, except where noted)

5.	ACQUISITIONS (Continued)

b)	Acquisition of Caballo Blanco

On December 23, 2014, the Company acquired 100% of the Caballo Blanco Gold Project (“Caballo Blanco”) from subsidiaries of Goldgroup Mining Inc. (“Goldgroup”). Caballo Blanco is a gold development project located in the state of Veracruz, Mexico, 65 kilometers northwest of the state capital, Veracruz, with an estimated Measured and Indicated Resource of 575,000 ounce of gold (28.9 million tonnes grading 0.62 grams per tonne of gold) and an Inferred Resource of 419,000 ounces of gold (24.0 million tonnes grading 0.54 grams per tonne of gold) per the preliminary economic assessment filed in April 2012.

Total consideration paid to the subsidiaries of Goldgroup to acquire Caballo Blanco was $29,168, consisting of $10,000 in cash and 16,065,000 common shares of the Company at a deemed price of $0.86 per share and a contingent payment of $5,000 when Caballo Blanco receives approval for its environmental permit or the Company undergoes a change of control within the next five years. The contingent payment can be paid in cash or common shares, at the option of the Company, and has been recognized at its fair value of $4,535, which is based on when the Company estimates the permits will be obtained. The Caballo Blanco project is subject to a total 2.0% NSR in favour of third parties.

At December 31, 2014, 6,426,000 of the common shares were being held in escrow awaiting the achievement of agreed upon escrow release conditions. These administrative escrow release conditions relate to the final governmental approval of the transfer of concessions and mineral rights from the subsidiaries of Goldgroup to the Company. The escrow common shares were released during the year ended December 31, 2015.

The acquisition has been accounted for by the Company as a purchase of assets and assumption of liabilities. The transaction did not qualify as a business combination under IFRS 3 - Business Combinations, as significant inputs and processes that together constitute a business do not currently exist.

Total consideration has been allocated to the assets acquired and liabilities assumed based upon their relative fair value at the date of acquisition. Total consideration of $29,168 was calculated as follows:

Cash consideration	$10,000
Issuance of common shares	13,813
Transaction costs	820
Provision for contingent payment	4,535
Total consideration	$29,168

The total consideration was allocated to mineral properties as an exploration and evaluation asset.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(In thousands of United States dollars, except where noted)

6.	IMPAIRMENT OF MINERAL PROPERTIES AND OTHER ASSETS

Mineral properties, plant and equipment

At the end of each reporting period, the Company assesses whether there are any indicators, from external and internal sources of information, that an asset or cash generating unit (“CGU”) may be impaired, thereby requiring adjustment to the carrying value.

The Company identified the following indicators of impairment during the year ended December 31, 2015:

•

Sustained decrease in the gold price resulting in a loss from mining operations at the San Francisco Mine, thereby requiring a significant change to the mine plan as the existing mine plan was uneconomic at current and forecast gold prices.

•	Sustained decrease in the market capitalization of the Company.

Due to the significant changes to the San Francisco Mine plan, which foresees a curtailment of mining operations in the fourth quarter of 2016 with the mine being placed on care and maintenance until economic conditions improve, a detailed assessment was completed on the recoverable value of the San Francisco Mine and related assets. As a result of this assessment, the Company recognized an impairment charge in the amount of $177,071 to reduce the mineral property, plant and equipment value to its recoverable amount primarily due to the change in the expected life of mine compared to previous forecasts. This impairment charge includes $16,170 related to the non-depletable La Chicharra Property, which forms part of the San Francisco Mine CGU.

The recoverable value of the San Francisco Mine CGU was determined based on its fair value less cost of disposal estimated utilizing a discounted cash flow model. The discounted cash flow model is a Level 3 measurement in the fair value hierarchy. The key assumptions included in the model are forecast gold price of $1,150 per ounce and the discount rate of 6%. Forecast production levels and operating costs are based on historical operating and financial results.

Inventories

i.	Ore in process

Based on the continued evaluation of actual recoveries being realized in the irrigation and processing of ore tonnes stacked on the leach pads at the San Francisco Mine, the Company has determined a revised estimate of the recoverable gold ounces contained in leach pad inventory. The revised estimate of recoverable gold ounces is less than previous projections which, combined with the decline in current and forecast gold prices, resulted in an impairment charge of $35,039 against the ore in process inventory.

ii.	Non-current unprocessed ore stockpile

Due to sustained decrease in gold price, an impairment assessment was completed on the recoverability of the unprocessed ore stockpile. It was determined that this material could not be processed economically using a long- term gold price of $1,150 per ounce. As a result, an impairment charge of $6,125 was recognized against the unprocessed ore stockpile.

Exploration and evaluation

The change in the San Francisco Mine plan has resulted in the Company changing its areas of exploration focus. The primary exploration and evaluation assets will be Ana Paula and Caballo Blanco. As a result, an impairment charge was recognized on all other capitalized exploration assets for a total of $6,870. The remaining net book value for exploration and evaluation assets of $99,575 relates solely to the Ana Paula and Caballo Blanco assets.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(In thousands of United States dollars, except where noted)

7.	EXPENSES

a)	Cost of sales:

	Years ended December 31,
	2015	2014
Costs of contract mining	$52,923	$51,276
Crushing and gold recovery costs	37,378	41,303
Mine site administration costs	4,975	6,039
Transport and refining	286	347
Royalties	547	772
Change in inventories	(567)	(2,212)
Production costs	95,542	97,525
Depreciation and depletion	16,542	18,565
Cost of sales (including depreciation and depletion)	$112,084	$116,090

b)	Corporate and administrative expenses:

		Years ended December 31,
	Note	2015	2014
Salaries and termination benefits		$3,975	$3,830
Consulting and professional fees (1)		2,697	5,332
Share-based payments	16b)	1,573	1,411
Rent and office costs		522	687
Administrative and other		1,752	2,743
Corporate and administrative expenses		$10,519	$14,003

(1)	During the year ended December 31, 2015, the Company incurred $nil (December 31, 2014 - $2,149) in costs relating to a proxy contest.

c)	Finance expense:

	Years ended December 31,
	2015	2014
Interest on loan facility and equipment financing	$1,044	$1,319
Interest on debenture	9	-
Accretion on Caballo Blanco contingent payment	228	-
Accretion of loan facility	123	467
Accretion of provision for site reclamation and closure and
other provisions	51	108
Gain on revaluation of Caballo Blanco contingent payment	(250)	-
Gain on revaluation of warrant liability	(606)	-
Finance expense	$599	$1,894

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(In thousands of United States dollars, except where noted)

8.	TRADE AND OTHER RECEIVABLES

	Years ended December 31,
	2015	2014
Trade receivable	$313	$533
VAT receivable (1)	9,069	13,760
Other receivables (2)	1,494	1,130
	$10,876	$15,423

(1)

VAT receivable is value added tax payments made by the Company, which in Mexico and Canada are refundable. The Company elects to use VAT amounts owed to it to settle income tax instalments payable to the Mexican government. As a result, the Company currently pays no income tax cash instalments and receives reduced amounts of VAT cash refunds. During the year ended December 31, 2015, the Company collected $20,944 (December 31, 2014 - $14,446). Subsequent to December 31, 2015, $5,672 of VAT was received by the Company.

In connection with the acquisition of Newstrike (note 5) $2,382 of VAT receivable was acquired. During the year ended December 31, 2015, the Company collected $2,204. Subsequent to December 31, 2015, the Company collected $70 in Newstrike VAT cash refunds.

(2)	Other receivables include an allowance of doubtful amounts of $129 (December 31, 2014 - $129).

9.	INVENTORIES

	Years ended December 31,
	2015	2014
Ore in process	$3,899	$37,270
Finished metal inventory	181	-
Supplies	4,824	9,423
Non-current unprocessed ore stockpile	-	6,178
	8,904	52,871
Less: non-current unprocessed ore stockpile	-	(6,178)
	$8,904	$46,693

The costs of inventories recognized as an expense for the year ended December 31, 2015 were $112,084 (December 31, 2014 - $116,090) and are included in cost of sales. During the year ended December 31, 2015, the Company recorded inventory impairments totalling $41,164 (December 31, 2014 - $nil) related to ore in process and unprocessed ore stockpile (note 6), and $3,262 (December 31, 2014 - $nil) related to supplies inventory.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(In thousands of United States dollars, except where noted)

10.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION

				Exploration
		Mineral	Plant and	and
	Note	properties (b)	equipment (1,2)	evaluation (c)	Total
Cost
At January 1, 2015		$154,636	$90,332	$37,645	$282,613
Expenditures		19,381	13,984	3,520	36,885
Acquisition (3)		-	45	67,088	67,133
Change in reclamation obligation	12	2,072	-	-	2,072
At December 31, 2015		176,089	104,361	108,253	388,703
Accumulated depreciation and depletion		35,712	29,120	1,808	66,640
At January 1, 2015
Depreciation and depletion		8,543	8,877	-	17,420
Impairment of mineral properties, plant and equipment, exploration and evaluation	6	121,911	55,160	6,870	183,941
At December 31, 2015		166,166	93,157	8,678	268,001
Carrying amount at December 31, 2015		$9,923	$11,204	$99,575	$120,702

				Exploration
		Mineral	Plant and	and
	Note	properties (b)	equipment (1)	evaluation (c)	Total
Cost
At January 1, 2014		$137,006	$84,348	$4,985	$226,339
Expenditures		19,032	5,984	3,492	28,508
Acquisitions (4)		-	-	29,168	29,168
Change in reclamation obligation	12	(1,402)	-	-	(1,402)
At December 31, 2014		154,636	90,332	37,645	282,613
Accumulated depreciation and depletion
At January 1, 2014		27,136	18,760	-	45,896
Depreciation and depletion		8,576	10,360	-	18,936
Impairment of exploration and evaluation properties (5)		-	-	1,808	1,808
At December 31, 2014		35,712	29,120	1,808	66,640
Carrying amount at December 31, 2014		$118,924	$61,212	$35,837	$215,973

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(In thousands of United States dollars, except where noted)

10.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION (Continued)

(1)

The Company entered into an agreement with an equipment supplier to finance the remaining portion of an equipment purchase totalling $4,862 of which the Company had previously paid $1,459. The financing agreement carries an annual interest rate of 7.2%. On November 15, 2015, the Company renegotiated the terms of repayment. As a result, the remaining balance of $1,229 is payable in 19 monthly instalments with the final instalment being paid on April 25, 2017. The first six instalments will be for the interest portion only with the remaining instalments to include equal principal repayments of $95. At December 31, 2015, the current and long-term portions of the equipment financing total $851 and $378, respectively (December 31, 2014 - $1,134 and $945, respectively).

(2)

On November 2, 2015, the Company acquired the El Sauzal processing plant and infrastructure (“El Sauzal Plant”) from Goldcorp Inc. (“Goldcorp”) for a total consideration of C$8,000 ($6,055). The consideration was payable as C$1,000 ($764) in cash and C$3,000 ($2,291) in common shares on closing, along with C$4,000 ($3,000) due one year from closing. In connection with this acquisition the Company completed a private placement with Goldcorp for cash proceeds of C$6,000 ($4,616). This cash is restricted for the acquisition, disassembly and transportation of the El Sauzal Plant and accordingly the remaining amount at December 31, 2015 is presented as restricted cash of $2,316 on the consolidated statement of financial position. The El Sauzal Plant is considered to be an asset under construction and has a carrying value of $7,392 (December 31, 2014 - $nil).

(3)

The Ana Paula Property is currently considered an exploration and evaluation asset. Included in the acquisition were three other exploration properties, Aurea Norte and Aurea Sur, which are adjacent to the Ana Paula Property and the Ejutla Property located in Oaxaca, Mexico (note 5(a)).

(4)	On December 23, 2014, the Company closed an agreement to acquire the Caballo Blanco property (note 5(b)).

(5)	During the year ended December 31, 2014, the Company impaired certain exploration and evaluation properties in order to focus resources on the San Francisco Property as well as newly acquired assets.

a)	Carrying amount by project

			Exploration
	Mineral	Plant and	and
	properties	equipment	evaluation	Total
At December 31, 2015
San Francisco Mine	$9,923	$3,742	$-	$13,665
Ana Paula Project	-	7,433	69,850	77,283
Caballo Blanco Project	-	-	29,725	29,725
Other	-	29	-	29
	$9,923	$11,204	$99,575	$120,702

			Exploration
	Mineral	Plant and	and
	properties	equipment	evaluation	Total
At December 31, 2014
San Francisco Mine	$118,924	$61,153	$6,669	$186,746
Caballo Blanco Project	-	-	29,168	29,168
Other	-	59	-	59
	$118,924	$61,212	$35,837	$215,973

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(In thousands of United States dollars, except where noted)

10.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION (Continued)

b)	Mineral properties

	December 31,	December 31,
	2015	2014
Depletable mineral property (i)	$9,923	$102,908
Non-depletable mineral properties (ii)	-	16,016
	$9,923	$118,924

i.	San Francisco Property

The San Francisco Property is located in Santa Ana, Sonora, Mexico which is formed by several adjacent claims. Commercial production began at San Francisco in April 2010. At December 31, 2015, mineral properties includes $nil (December 31, 2014 - $43,440) of unamortized deferred stripping costs. During the year ended December 31, 2015, the unamortized deferred stripping costs were fully impaired (note 6).

ii.	La Chicharra Property

The La Chicharra Property is also located in Santa Ana, Sonora, Mexico adjacent to the San Francisco Property, and is considered part of the overall San Francisco Gold Property. The La Chicharra Property was not yet commissioned or in commercial production and was therefore considered non-depletable. During the year ended December 31, 2015, the La Chicharra Property was fully impaired (note 6).

c)	Exploration and evaluation

The Company is holding and exploring a number of mineral properties in Mexico which are included in exploration and evaluation.

i.	Caballo Blanco Gold Project

On December 23, 2014, the Company closed an agreement to acquire 100% of the Caballo Blanco Gold Project located in the state of Veracruz, Mexico.

ii.	Ana Paula Project

On May 26, 2015, the Company acquired Newstrike and its primary asset the Ana Paula Project in Guerro, Mexico.

iii.	El Picacho Project

On December 11, 2007, the Company entered into an exploration agreement with the option to acquire a 100% interest in the 11 mining properties that comprise the El Picacho Project in Sonora, Mexico. The agreement, which was subsequently renegotiated, required the Company to make periodic payments totalling $300 up to October 2015. At December 31, 2015, a cumulative total of $300 has been paid. The vendor will retain a 1.5% net smelter return interest, which is limited to $1,500. The vendor is obligated to sell or transfer to the Company their right to the royalty at any time, upon the Company’s request, for which the Company will pay $500 for every half per cent (0.5%), to a maximum of $1,500. The Company has also previously staked an additional 6,500 hectares surrounding the claims and now controls over 7,200 hectares in the El Picacho area. During the year ended December 31, 2015, the El Picacho Project was fully impaired (note 6).

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(In thousands of United States dollars, except where noted)

10.	MINERAL PROPERTIES, PLANT AND EQUIPMENT, EXPLORATION AND EVALUATION (Continued)

iv.	Other properties

The Company has title to the Patricia, Norma and El Foco claims located in the state of Sonora, Mexico. During the year ended December 31, 2014, the Company acquired the 1,380 hectare El Foco property. The Company has title to five wholly owned mining concessions, known as the TIM claims, located in the state of Zacatecas, Mexico; as well as the Cocula claims amounting to 534 hectares in the state of Jalisco, Mexico. During the year ended December 31, 2015, the properties were fully impaired (note 6).

11.	TRADE PAYABLES AND ACCRUED LIABILITIES

	December 31,	December 31,
	2015	2014
Trade payables (1)	$26,794	$17,520
Income taxes payable	1,779	4,482
Accrued liabilities (2)	2,118	1,736
Vendor loan	1,725	1,725
Other	35	57
	$32,451	$25,520

(1)	Trade payables at December 31, 2015 include amounts due to Goldcorp of C$4,000 ($2,890) due on November 2, 2016 in relation to the El Sauzal Plant acquisition (note 10) (December 31, 2014 - $nil).

(2)	Accrued liabilities at December 31, 2015 include amounts due in termination benefits of C$1,500 ($1,083) (December 31, 2014 - $nil).

12.	PROVISION FOR SITE RECLAMATION AND CLOSURE

Balance at December 31, 2013	$3,168
Accretion of discounted cash flows	99
Change in estimated cash flows and assumptions	(1,402)
Balance at December 31, 2014	$1,865
Accretion of discounted cash flows	44
Change in estimated cash flows and assumptions	2,072
Balance at December 31, 2015	$3,981

The provision for site reclamation and closure consists of mine closure costs, reclamation and retirement obligations for mine facilities and infrastructure.

During the year ended December 31, 2015, the Company completed its annual reassessment of the provision for site reclamation and closure based on independent technical reports. As a result of this reassessment, the provision was increased by $2,072 (December 31, 2014 - decrease in provision of $1,402).

The total undiscounted amount of estimated cash flows required to settle the retirement obligations of the San Francisco Property is $4,166 (December 31, 2014 - $2,312). The cash flows have been inflated by the rate of 3.0% (December 31, 2014 - 4.0%) and discounted using the pre-tax risk-free rate of 1.31% (December 31, 2014 - 2.17%) . The provision for site reclamation and closure is not expected to be paid in the near term and is intended to be funded from cash balances at the time of the mine closure.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(In thousands of United States dollars, except where noted)

13.	LOAN FACILITY

The Company is a party to a secured loan facility with Sprott Asset Management (“the Lender”) for a principal amount of $10,223, which bears an annual interest rate of 9.0% paid monthly and was due on December 31, 2015. Under the terms of the loan facility, the Company has pledged all of its assets (including the assets of its subsidiaries) in favour of the Lender as security over the loan facility. In addition, the subsidiaries have each provided guarantees to the Lender for the repayment of any amounts advanced to the Company under the terms of the loan facility.

On December 31, 2015, the loan facility was extended to January 31, 2016 and the Company incurred transaction costs of $204. The interest rate remained at 9.0% per annum paid monthly. Subsequent to December 31, 2015, the loan facility was refinanced and extended to June 30, 2016 with an interest rate of 12.0% per annum to be paid monthly, and the principal amount outstanding payable on the maturity date (note 25).

The following changes took place to the loan facility over the years ended December 31, 2015 and December 31, 2014:

•

During December 2014, the Company renegotiated with the Lender to extend the term of the current loan facility of C$13,000 ($11,206) to a maturity date of December 31, 2015. The loan facility continued to have an interest rate of 9.0% per annum. The Company incurred transaction costs of $136, consisting of C$130 ($112) in extension fees and $24 in legal fees. For the year ended December 31, 2014, the effective interest rate of the loan facility was 10.2% (December 31, 2013 - 8.9%).

•	On February 2, 2015, the C$13,000 loan facility was converted to $10,223.

At December 31, 2015 and December 31, 2014, no accrued interest on the loan facility was included in trade payables and accrued liabilities.

14.	DEBENTURE

As part of the acquisition of Newstrike (note 5(a)), the Company assumed an obligation for a debenture of C$2,000 ($1,632). The terms of the debenture required annual cash interest of 5%, paid semi-annually, and 225 common shares of the Company for every C$100 ($75) principal value outstanding on a monthly basis.

On September 17, 2015, the Company renegotiated the terms of the debenture to extend the maturity date to May 31, 2016. As part of the negotiation, the Company agreed to a one-time issuance of 86,667 common shares ($20) of the Company. In addition, 2,167 common shares of the Company are to be issued per month for every C$100 ($75) principal value outstanding retrospective to June 1, 2015. The total accrued common shares at September 17, 2015 was 154,579 ($35). Cash interest accrues only on amounts remaining unpaid after the maturity date or on default at a rate of 5%, payable semi-annually. The renegotiation did not constitute a substantial modification of the debenture and the Company recognized a charge of $98 in connection with the renegotiation.

The common share interest component of the debenture constitutes an embedded derivative and is measured at fair value. At December 31, 2015, the value of the embedded derivative, included in the carrying value of the debenture, was $29 (December 31, 2014 - $nil). At December 31, 2015, the Company has accrued common share interest of 43,340 common shares ($6) included in the carrying value of the debenture (December 31, 2014 - $nil).

Subsequent to December 31, 2015, the Company issued 43,340 common shares to settle the accrued common share interest.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(In thousands of United States dollars, except where noted)

15.	WARRANT LIABILITY

On October 19, 2015, the Company completed a C$6,000 ($4,616) non-brokered private placement with Goldcorp Inc. (“Goldcorp”) consisting of 20 million units of the Company’s shares at a price of C$0.30 ($0.23) per unit. Each unit consisted of one common share and one-half share purchase warrant. Each whole share purchase warrant is exercisable for one common share of the Company at a price of C$0.35 ($0.27) per share for a term of 24 months. The share purchase warrants are subject to an accelerated exercise period of 10 days if the Company’s closing share price meets or exceeds C$0.60 ($0.46) per share for a period of 20 consecutive days.

At December 31, 2015, share purchase warrant transactions are summarized as follows:

	Number of share	Weighted average
	purchase warrants	exercise price (C$)
Outstanding at January 1, 2015	-	-
Granted	10,000,000	0.35
Outstanding and exercisable at December 31, 2015	10,000,000	0.35

The share purchase warrants are classified as a warrant liability under the principles of IAS 39 - Financial Instruments Recognition and Measurement (note 3(i)), as the share purchase warrants are considered a derivative financial instrument given that their exercise price is in Canadian dollars (C$) while the functional currency of the Company is the US dollar.

Accordingly, the Company used the Black-Scholes option pricing model to determine the fair value of the share purchase warrants at the date of issuance. On October 19, 2015, the share purchase warrants were recognized at a fair value of $888 using the following weighted average assumptions for the Black-Scholes option pricing:

Risk-free interest rate	0.50%
Expected life of options	2.0 years
Annualized volatility	73.1%
Dividend rate	0.0%

At issuance, the remainder of the private placement proceeds, totalling $3,729, was allocated to issued capital using the residual method.

On December 31, 2015, the share purchase warrants were revalued to a fair value of $282 using the following weighted average assumptions for the Black-Scholes option pricing:

Risk-free interest rate	0.62%
Expected life of options	1.8 years
Annualized volatility	73.2%
Dividend rate	0.0%

At December 31, 2015, the Company recognized a gain of $606 (December 31, 2014 - $nil) on the revaluation of the share purchase warrant liability (note 7(c)).

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(In thousands of United States dollars, except where noted)

16.	EQUITY

a)	Authorized share capital

•	Unlimited number of common shares without par value. These shares have voting rights and their holders are entitled to receive dividend payments; and
•

Unlimited number of convertible preference shares without par value, with the same rights as the common shares on dissolution and similar events. These shares have no voting rights and are not entitled to dividend payments.

The Company had the following common share transactions:

Year ended December 31, 2015

•	On May 26, 2015, the Company completed the acquisition of Newstrike and issued 105,108,103 common shares valued at $63,820 (note 5(a)).
•

On October 19, 2015, the Company issued 20,000,000 common shares valued at $3,729 on closing of the private placement with Goldcorp (note 15). Cash proceeds of C$6,000 ($4,616) are restricted for the acquisition, disassembly and transportation of the El Sauzal plant (note 10).

•	On October 22, 2015, the Company issued 303,368 common shares valued at $67 to settle debenture accrued common share interest (note 14).
•	On November 2, 2015, the Company issued 10,000,000 common shares valued at $2,291 in connection with the El Sauzal Plant acquisition from Goldcorp (note 10).
•	On December 1, 2015, the Company issued 43,340 common shares valued at $7 to settle debenture common share interest (note 14).

Year ended December 31, 2014

•	During the year, the Company issued 433,334 common shares, for a value of $423, to share option holders who exercised their options (note 16b).
•	On January 24, 2014, the Company issued 300,000 common shares as part of renegotiating the loan facility.
•	On February 11, 2014, the Company closed a bought deal financing and issued 18,920,000 common shares for gross proceeds of C$28,380 ($25,741), with transaction costs of C$1,716 ($1,557).
•	On December 23, 2014, the Company completed the acquisition of Caballo Blanco and issued 16,065,000 common shares with a value of C$16,065 ($13,813) (note 5(b)).

At December 31, 2015, there were 315,332,190 issued and outstanding common shares (December 31, 2014 - 179,877,379). The Company does not currently pay dividends and entitlement will only arise upon declaration.

b)	Share options

The Company has an incentive share option plan (“the plan”) in place under which it is authorized to grant share options to executive officers, directors, employees and consultants. The plan allows the Company to grant share options up to a maximum of 10.0% of the number of issued shares of the Company.

Share options granted under the plan will have a term not to exceed five years, have an exercise price not less than the Discounted Market Price as defined by the TSX Corporate Finance Manual and vest over periods up to two years.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(In thousands of United States dollars, except where noted)

16.	EQUITY (Continued)

Share option transactions and the number of share options outstanding during the year ended December 31, 2015 and 2014 are summarized as follows:

	Number of share	Weighted average
	options	exercise price (C$)
Outstanding at January 1, 2014	11,375,000	1.99
Granted	3,300,000	1.44
Exercised	(433,334)	1.08
Forfeited	(1,341,666)	2.24
Outstanding at December 31, 2014	12,900,000	1.85
Granted	11,637,500	0.89
Expired	(2,997,000)	0.85
Forfeited	(75,000)	0.75
Outstanding at December 31, 2015	21,465,500	1.47
Exercisable at December 31, 2015	15,634,250	1.72

Share options outstanding and exercisable at December 31, 2015 are as follows:

			Weighted			Weighted
		Weighted	average		Weighted	average
Exercise	Number of	average	remaining life	Number of	average	remaining life
price range	options	exercise price	of options	options	exercise price	of options
(C$)	outstanding	(C$)	(years)	exercisable	(C$)	(years)
0.25 - 1.00	8,738,500	0.65	4.60	4,557,250	0.71	4.63
1.01 - 2.00	5,965,000	1.37	3.57	4,315,000	1.34	3.47
2.01 - 3.14	6,762,000	2.64	1.51	6,762,000	2.64	1.51
	21,465,500	1.47	3.34	15,634,250	1.72	2.96

There were nil share options exercised during the year ended December 31, 2015 (year ended December 31, 2014 - 433,334). The weighted average share prices at the dates of exercise for the 433,334 share options exercised during the year ended December 31, 2014 were C$1.57.

The fair value of share options recognized as an expense during the year ended December 31, 2015 was $1,573 (year ended December 31, 2014 - $1,411). There were 11,637,500 share options granted during the year ended December 31, 2015 (year ended December 31, 2014 - 3,300,000).

During the years ended December 31, 2015 and 2014, the weighted average grant date fair value per option of the share options granted was C$0.29 ($0.21) and C$0.73 ($0.63), respectively.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(In thousands of United States dollars, except where noted)

16.	EQUITY (Continued)

The following are the weighted average assumptions used for the Black-Scholes option pricing model valuation of share options granted during the years ended December 31, 2015 and 2014:

	Years ended December 31,
	2015	2014
Risk-free interest rate	0.9%	1.3%
Expected life of options	4.1 years	4.1 years
Annualized volatility	64.2%	62.3%
Forfeiture rate	2.2%	2.2%
Dividend rate	0.0%	0.0%

The risk-free rate of periods within the expected life of the share option is based on the Canadian government bond rate. The expected life of share options granted represents the period of time that share options granted are expected to be outstanding. Expected volatilities are based on historical volatility of the Company’s shares listed on the TSX. The expected forfeiture is based on the historical forfeiture rate of the Company’s share options.

17.	INCOME TAXES

For the year ended December 31, 2015, the Company incurred $432 of current tax expense (December 31, 2014 - $10,152). The decrease in current tax expense in 2015 primarily relates to the decrease in profitability at the San Francisco Mine compared to 2014.

For the year ended December 31, 2015, the Company recognized $50,690 of deferred tax recovery (December 31, 2014 - $620 deferred tax expense). The deferred tax recovery in 2015 primarily relates to timing differences reversal related to the impairment of mineral properties and other assets.

a)	Rate reconciliation

Income tax expense differs from the amount that would result by applying the combined Canadian federal and provincial income tax rates to earnings before income taxes. Substantially all of the Company’s taxable income for the year ended December 31, 2015 is generated in Mexico and is subject to Mexico’s 30.0% tax rate (December 31, 2014 – 30.0%). The primary driver of the change in effective tax rate for the year ended December 31, 2015 (22.7%) and the year ended December 31, 2014 (54.0%) was the impact of tax losses and temporary differences generated at the San Francisco Mine during 2015 which were not recognized as deferred tax assets as the Company does not consider it probable that future taxable profit will be available against which these deferred tax assets can be utilized.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(In thousands of United States dollars, except where noted)

17.	INCOME TAXES (Continued)

The impact of being subject to this higher tax rate, as well as other differences, is included in the following reconciliation:

	Years ended December 31,
	2015	2014
(Loss) earnings before income taxes	$(240,569)	$19,959
Combined Canadian federal and provincial income tax rates	26.0%	26.0%
Expected income tax (recovery) expense	(62,548)	5,189
Items that cause an increase (decrease):
Effect of different tax rates in foreign jurisdiction	(9,371)	1,137
Non-deductible expenses and Mexico inflation adjustments	2,590	976
Foreign exchange	3,899	1,420
Utilization of tax losses	(50)	-
Effect of SMD in Mexico	(6,244)	(631)
Change in unrecognized deferred income tax assets	18,351	2,170
Other	3,115	511
Income (recovery) tax expense	$(50,258)	$10,772

b)	Deferred tax assets and liabilities

The composition of the Company's net deferred income tax liabilities at December 31, 2015 and 2014 are as follows:

	December 31,	December 31,
	2015	2014
Deferred income tax assets:
Non-capital losses	$1,684	$3,060
Monetary items and other	-	2,907
	1,684	5,967

Deferred income tax liabilities:
Mineral properties book value in excess of tax value	(311)	(54,131)
Other	(2,678)	(3,832)
	(2,989)	(57,963)
Deferred income tax liabilities, net	$(1,305)	$(51,996)

The Company's unrecognized deductible temporary difference at December 31, 2015 and 2014 are as follows:

	December 31,	December 31,
	2015	2014
Deductible temporary differences:
Non-capital losses	$112,872	$45,712
Mineral properties tax value in excess of book value and other tax assets	38,571	842
Share issuance costs	1,288	1,893
Deductible temporary differences	$152,731	$48,447

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(In thousands of United States dollars, except where noted)

17.	INCOME TAXES (Continued)

c)	Non-capital losses

At December 31, 2015, the Company has losses for income tax purposes in Canada and Mexico of $37,053 (December 31, 2014 - $37,699) and $82,137 (December 31, 2014 - $11,073), respectively, which may be used to reduce future taxable income. The Canadian losses, if not utilized, will expire beginning 2026 through to 2036, while the Mexican losses, if not utilized, will expire beginning 2016 through to 2025. Of these Canadian and Mexican amounts, $5,279 (December 31, 2014 - $7,255) and $1,039 (December 31, 2014 - $3,912), respectively, have been offset against recognized deferred tax liabilities.

18.	(LOSS) EARNINGS PER SHARE

	Year ended December 31, 2015			Year ended December 31, 2014
		Weighted			Weighted
		average		Earnings	average
	Loss for	shares	Loss per	for the	shares	Earnings
	the year	outstanding	share	year	outstanding	per share
Basic EPS	$(190,311)	248,620,420	$(0.77)	$9,187	161,297,692	$0.06
Effect of dilutive securities:
Share options	-	-	-	-	707,469	-
Diluted EPS	$(190,311)	248,620,420	$(0.77)	$9,187	162,005,161	$0.06

At December 31, 2015, 21,465,500 share options were outstanding, all of which were anti-dilutive because the Company was in a loss position for the year ended December 31, 2015. Additionally, at December 31, 2015, 10,000,000 share purchase warrants were anti-dilutive because the underlying exercise price exceeded the average market price from the date of issuance to December 31, 2015.

At December 31, 2014, 12,900,000 share options were outstanding, of which 9,858,336 were anti-dilutive because the underlying exercise prices exceeded the average market price for the year ended December 31, 2014 of the underlying common shares of C$1.51 ($1.31).

19.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

As at December 31, 2015, the Company held $11,481 of cash (December 31, 2014 - $26,069) and $18 of cash equivalents (December 31, 2014 - $883).

Significant non-cash transactions were as follows:

		Years ended December 31,
	Note	2015	2014
Shares issued to acquire Newstrike	5a)	$63,820	-
Shares issued to acquire Caballo Blanco	5b)	-	$13,813
Shares issued for El Sauzal Plant acquisition	10	$2,291	-
Shares issued as payment of debenture interest	14	$74	-
VAT used to settle income tax liabilities	8	-	$7,024

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(In thousands of United States dollars, except where noted)

20.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Fair value measurement of financial assets and liabilities

The Company has established a fair value hierarchy that reflects the significance of inputs of valuation techniques used in making fair value measurements as follows:

Level 1 - quoted prices in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

Level 3 - inputs for the asset or liability that are not based upon observable market data.

At December 31, 2015 and 2014, none of the Company’s financial assets and liabilities are measured and recognized in the consolidated statement of financial position at fair value with the exception of the outstanding share purchase warrants (note 15).

The Company has determined the estimated fair values of its financial instruments based upon appropriate valuation methodologies.

At December 31, 2015 and 2014, there were no financial assets or liabilities measured and recognized in the consolidated statement of financial position at fair value that would be categorized as Level 2 or Level 3 in the fair value hierarchy above with the exception of the outstanding share purchase warrants, a Level 2 fair value measurement as outlined in note 15.

b)	Risk management

The Company’s primary business activities consist of the acquisition, exploration, development and operation of mineral resource properties in Mexico. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, commodity price risk, currency risk, liquidity risk, and interest rate risk. The Company’s risk management program strives to evaluate the unpredictability of financial and commodity markets and its objective is to minimize the potential adverse effects of such risks on the Company’s financial performance, where financially feasible to do so. When deemed material, these risks may be monitored by the Company’s corporate finance group and they are regularly discussed with the Board of Directors or one of its committees.

i.	Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the consolidated financial statements.

The Company’s credit risk is predominantly limited to cash and cash equivalent balances held in financial institutions, the recovery of VAT receivable from the Mexican tax authorities, any gold and silver sales and related receivables and other receivables. The maximum exposure to the credit risk is equal to the carrying value of such financial assets. At December 31, 2015, the Company expects to recover the full amount of such assets, less any allowance for doubtful accounts in trade and other receivables (note 8).

The objective of managing counterparty credit risk is to minimize potential losses in financial assets. The Company assesses the quality of its counterparties, taking into account their credit worthiness and reputation, past performance and other factors.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(In thousands of United States dollars, except where noted)

20.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Cash and cash equivalents are only deposited with or held by major financial institutions where the Company conducts its business. In order to manage credit and liquidity risk, the Company invests only in highly rated investment grade instruments that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

Gold and silver sales are made to a limited number of large international organizations specializing in the precious metals markets. The Company believes them to be of sound credit worthiness, and to date, all receivables have been settled in accordance with agreed upon terms and conditions. The Mexican tax authorities with whom the Company holds a VAT receivable balance, are also deemed to be of sound credit worthiness.

ii.	Commodity price risks

The Company is exposed to price risk associated with the volatility of the market price of commodities, in particular gold and silver, and also to many consumables that are used in the production of gold and silver.

The prices of most commodities are determined in international markets and as such the Company has limited or no ability to control or predict the future level of most commodity prices. In some instances, the Company may have the ability to enter into derivative financial instruments to manage the Company’s exposure to changes in the price of commodities such as gold, silver, oil and electricity. At December 31, 2015, the Company had elected not to actively manage its exposure to commodity price risk through the use of derivative financial instruments. Subsequent to December 31, 2015, the Company entered into derivative financial instruments to manage its commodity price risk exposure (note 25).

iii.	Currency risk

The Company’s functional currency is the US dollar and therefore the Company’s earnings and total comprehensive income are impacted by fluctuations in the value of foreign currencies in relation to the US dollar.

The table below summarizes the net monetary assets and liabilities held in foreign currencies:

	December 31,	December 31,
	2015	2014
Canadian dollar net monetary liabilities	$(5,934)	$(11,201)
Mexican peso net monetary assets	6,126	10,297
	$192	$(904)

The effect on earnings before income tax at December 31, 2015 of a 10.0% change in the foreign currencies against the US dollar on the above mentioned net monetary assets and liabilities of the Company is estimated to be a increase/decrease of $19 (December 31, 2014 - $90) assuming that all other variables remained constant.

The calculations above are based on the Company’s statement of financial position exposure at December 31, 2015.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(In thousands of United States dollars, except where noted)

20.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

iv.	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements and its exploration and production plans. As outlined in note 1 to the financial statements, the Company has identified a material uncertainty in its ability to meet its obligations as they come due.

At December 31, 2015, the Company has a working capital deficiency of $13,779 and its current liabilities include a $1,480 debenture and a $10,019 loan facility which are repayable on May 31, 2016 and June 30, 2016, respectively. The Company is reviewing alternative to repay or refinance these liabilities as they come due.

In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The Company has no concentrations of liquidity risk.

A summary of future operating commitments is presented in note 23.

v.	Interest rate risk

The Company’s interest revenue earned on cash and interest expense incurred on the loan facility and equipment financing are exposed to interest rate risk. The Company does not enter into derivative contracts to manage this risk, and the Company’s exposure to interest rate risk is very low as the Company has a fixed interest rate on its loan facility, debenture and equipment financing.

At December 31, 2015, a 1.0% increase of the effective interest rate on the loan facility would decrease its fair value by $50 (December 31, 2014 - C$122 ($105)). Additionally, a 1.0% decrease of the effective interest rate on the loan facility would increase its fair value by $50 (December 31, 2014 - C$123 ($106)).

At December 31, 2015, a 1.0% increase of the effective interest rate on the equipment financing would decrease its fair value by $7 (December 31, 2014 - $11). Additionally, a 1.0% decrease of the effective interest rate on the equipment financing would increase its fair value by $10 (December 31, 2014 - $19).

The Company has elected not to enter into interest rate swaps or other instruments to actively manage such risks.

vi.	Fair value disclosures

At December 31, 2015 and 2014, none of the Company’s financial assets and liabilities are measured and recognized in the consolidated statement of financial position at fair value with the exception of the outstanding share purchase warrants (note 15).

The carrying values of cash and cash equivalents, restricted cash, trade and other receivables, trade payables and accrued liabilities, loan facility, and the debenture, approximate their fair value due to their short-term nature. The carrying value of the vendor loan approximates its fair value given its short-term nature.

The fair value of the equipment financing at December 31, 2015 is $1,214 (December 31, 2014 - $1,911) as determined by discounting the future cash flows by a discount factor based on an interest rate of 9.0% (December 31, 2014 - 9.0%), which reflects the Company’s current rate of borrowing.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(In thousands of United States dollars, except where noted)

21.	RELATED PARTY TRANSACTIONS

The Company’s related parties include key management personnel and any transactions with such parties for goods and/or services are made on regular commercial terms and are considered to be at arm’s length. During the years ended December 31, 2015 and 2014, the Company did not enter into any transactions with related parties.

Key management are those personnel having the authority and responsibility for planning, directing, and controlling the Company. Salaries and benefits, bonuses and share-based payments are included in corporate and administrative expenses.

Key management compensation includes:

	Years ended December 31,
	2015	2014
Salaries and benefits	$1,251	$1,569
Bonuses	752	678
Share-based payments	1,428	973
Termination benefits	1,083	-
	$4,514	$3,220

22.	MANAGEMENT OF CAPITAL

The Company’s objectives of capital management are intended to safeguard the Company’s normal operating requirements on an ongoing basis and the continued development and exploration of its mineral properties. The capital of the Company consists of the consolidated equity, loan facility and equipment financing, net of cash.

	December 31,	December 31,
	2015	2014
Equity	$96,462	$213,777
Loan facility	10,019	11,070
Debenture	1,480	-
Equipment financing	1,229	2,079
	109,190	226,926
Less: Cash and cash equivalents (including restricted cash)	(11,499)	(26,952)
	$97,691	$199,974

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

The Company also has in place a planning, budgeting and forecasting process which is used to identify the amount of funds required to ensure the Company has appropriate liquidity to meet short and long-term operating objectives. In order to maintain or adjust its capital structure, the Company may issue new shares or debt.

At December 31, 2015, the Company is seeking opportunities to obtain funding to repay liabilities as they come due and restructure the Company’s capital structure (note 1). At December 31, 2015, the Company is not subject to any externally imposed capital requirements except for restricted cash to be used for the acquisition, disassembly and transportation of the El Sauzal plant (note 10).

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(In thousands of United States dollars, except where noted)

23.	COMMITMENTS AND CONTINGENCIES

A summary of undiscounted liabilities and future operating commitments at December 31, 2015 are as follows:

		Within	2 - 5
	Total	1 year	years
Maturity analysis of financial liabilities
Trade payables and accrued liabilities	$32,451	$32,451	$-
Loan facility	10,223	10,223	-
Equipment financing	1,229	851	378
Interest payments on loan facility and equipment financing	597	591	6
	44,500	44,116	384
Commitments
Future operating commitments (1) (2)	29,195	29,195	-
Provision for site reclamation and closure (3)	3,981	-	3,981
Other provisions (4)	1,113	1,113	-
Provision for contingent payment (note 5(b))	5,000	-	5,000
	39,289	30,308	8,981
Total financial liabilities and commitments	$83,789	$74,424	$9,365

(1)

The future operating commitments of the Company are mainly due to the mining contract with Peal de Mexico, S.A. de C.V. (“Peal”). The original Peal contract was for 42 months, however an addendum was signed effective November 1, 2012 for five years (December 31, 2015 - 22 months remaining) and covers substantially all mining services at a fixed cost per tonne of material mined. The Peal commitment is based on the expected tonnage for 2016. Operating commitments also includes a guarantee provided by the Company for the office premises at its corporate office.

(2)

Contractual commitments are defined as agreements that are enforceable and legally binding. Certain of the contractual commitments may contain cancellation clauses; the Company discloses the contractual operating commitments based on management's intent to fulfil the contracts.

(3)	Provision for site reclamation and closure represents the undiscounted amount of the estimated cash flows required to settle the retirement obligations of the San Francisco Mine.

(4)

Other provisions represent the undiscounted amount of the demobilization costs related to the Peal contract, whereby the Company is responsible for demobilization costs payable one month prior to the end of the mining contract. This obligation has been recorded at an annualized discount rate of 1.4%, reflecting the implied interest rate, and calculated according to the formula stipulated in the contract. At December 31, 2015, this obligation was determined to be $1,113.

Various tax and legal matters are outstanding from time to time. In the event that managements estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in the consolidated financial statements on the date such changes occur.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(In thousands of United States dollars, except where noted)

24.	SEGMENTED INFORMATION

The Company has determined that it has one reportable operating segment, being the acquisition, exploration, and development of mineral properties located in Mexico. At December 31, 2015, all of the Company’s operating and capital assets are located in Mexico except for $3,928 (December 31, 2014 - $2,312) of cash and cash equivalents and other current assets which are held in Canada.

Reporting is prepared on a geographic and consolidated basis as determined by the requirements of the Chief Executive Officer as the chief operating decision maker for the Company. The Company does not treat the production of gold and silver, the primary two minerals, as separate operating segments as they are the output of the same production process and only become separately identifiable as finished goods and are not reported separately from a management perspective.

During the years ended December 31, 2015 and 2014, the Company had sales agreements with three major customers. The percentage breakdown of metal revenues by major customer is as follows:

	Years ended December 31,
	2015	2014
Customer A	94%	97%
Customer B	3%	2%
Customer C	3%	1%
Total	100%	100%

Due to the nature of the gold market, the Company is not dependent on any customers to sell the finished goods.

The Company’s metal revenues from operations, 100% of which are derived in Mexico, for the years ended December 31, 2015 and 2014 are as follows:

	Years ended December 31,
	2015	2014
Gold	$108,387	$152,533
Silver by-product	805	1,535
	$109,192	$154,068

25.	EVENTS AFTER THE REPORTING PERIOD

a)

On January 26, 2016, the Company announced that it finalized an agreement to re-finance its existing $10,223 secured loan facility. The new loan facility is effective as of January 26, 2016 and has a maturity date of June 30, 2016. Interest is payable monthly at the rate of 12.0% per annum, and the principal amount outstanding is payable on the maturity date. No changes in security pledges to the Lender with the refinancing. The new loan facility includes financial covenants related to minimum cash and cash equivalents and working capital levels, as at March 16, 2016, the Company is in compliance with these covenants. In consideration of the re-financing, the Company will pay a bonus to the lenders under the loan facility, in the amount of $409 on the earlier of the repayment of the loan facility and June 30, 2016. The bonus is payable at the option of each lender, in relation to its proportion of the credit facility, in cash or in common shares of the Company. Any shares issued in connection with the bonus payment shall be issued at a deemed price equal to the volume weighted average price per share on the TSX for the ten days immediately preceding issuance, less 10.0%.

TIMMINS GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2015
(In thousands of United States dollars, except where noted)

25.	EVENTS AFTER THE REPORTING PERIOD (Continued)

b)

Subsequent to December 31, 2015, the Company entered into short-term options contracts whereby the Company purchased the option to sell gold ounces at a set price (“put option”) and financed the purchase price of this put option by selling the right to a third party to purchase a number of the Company’s gold ounces at a set price (“call option”). The Company has placed a minimum floor sales price and a maximum sales price on the ounces that are subject to these contracts. A total of 3,200 gold ounces were placed under these contracts with expiry dates through to June 30, 2016 with floor sales prices at $1,075/oz and a weighted average maximum sales price of $1,120/oz. At March 14, 2016, all 3,200 options contracts were unsettled.

c)

As part of the Company’s regular sales procedures, a portion of the Company’s gold ounces are occasionally committed for near-term delivery. Subsequent to December 31, 2015, approximately 13,000 gold ounces were committed for delivery at a gold price of $1,083/oz. These ounces will be delivered over January to April 2016. At March 14, 2016, approximately 3,000 of these gold ounces remain to be delivered.